Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Components of Results of Operations

Revenues. We generate revenues primarily from the sale of our products, and, to a lesser extent, services. The final price to the customer may largely vary based on various factors, including but not limited to the size of a given transaction, the geographic location of the customer, the specific application for which products are sold, the channel through which products are sold, the competitive environment and the results of negotiation.

Cost of Revenues. Our cost of revenues consists primarily of the prices we pay contract manufacturers for the products they manufacture for us, the costs of off the shelf parts, accessories and antennas, the costs of our manufacturing and operations facilities, estimated and actual warranty costs, costs related to management of our manufacturers' activity and procurement of our proprietary and other product parts, supply chain, shipping, cost of royalties, and cost of our operations related facilities, as well as inventory write off costs, depreciation of equipment and amortization of intangible assets. In addition, we pay salaries and related costs, primarily to our delivery, operations, engineering and customer support employees, and fees to subcontractors, relating to installation, maintenance, and other professional services.

Significant Expenses

Research and Development Expenses, net. Our research and development expenses, net of government grants, consist primarily of salaries and related costs for research and development personnel, subcontractors' costs, costs of materials, costs of R&D facilities and depreciation of equipment. All of our research and development costs are expensed as incurred, except for development expenses, which are capitalized in accordance with ASC 985-20 and ASC 350-40. We believe that continued investment in research and development is essential to attaining our strategic objectives.

Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of compensation and related costs for sales and marketing personnel, trade show and exhibit expenses, travel expenses, commissions and promotional materials.

General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation and related costs for executive, finance, information systems and human resources personnel, professional fees (including legal and accounting fees), insurance, maintenance costs for information systems software, provisions for credit loss (doubtful debts), depreciation expenses, and other general corporate expenses.

Restructuring and related charges. Restructuring expenses consist primarily of costs associated with a reduction in workforce, consolidation of excess facilities, termination of contracts and the restructuring of certain business functions. Restructuring and related expenses are reported separately in the consolidated statements of operations.

Acquisition- and integration-related charges. Acquisition-related expenses include those expenses related to acquisitions that would otherwise not have been incurred by the Company, including professional and other services fees, such as legal, audit, consulting, paying agent and other fees. In addition, Acquisition-related expenses include the fair value adjustment of the Eran-Out liability. Acquisition-related costs are not included as components of consideration transferred but are accounted for as expenses in the period in which the costs are incurred.
Integration-related expenses represent incremental costs related to combining the Company and its business acquisitions, such as primarily third-party consulting and other third-party services related to merging the previously separate companies' systems and processes.

Financial and other expenses, net. Our financial and other expenses, net, consist primarily of gains and losses arising from the re-measurement of transactions and balances denominated in non-dollar currencies into dollars,  interest paid on bank loans and factoring activities, holdback amount fair value adjustments, other fees and commissions paid to banks, actuarial losses, and other expenses.

Taxes on income. Our taxes on income consist of current corporate tax expenses in various locations and changes in deferred tax assets and liabilities, as well as changes in reserves for uncertain tax positions.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the U.S (“U.S. GAAP”). These accounting principles require management to make certain estimates, judgments and assumptions based upon information available at the time they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented.

Our management believes the accounting policies that affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Revenue recognition;
•	Inventory valuation;
•	Provision for credit loss (doubtful debts); and
•	Business combination.

Revenue recognition We generate revenues from selling products and services to end users, distributors, system integrators and original equipment manufacturers (“OEM”). The Company recognizes revenue when (or as) it satisfies performance obligations by transferring promised products or services to its customers in an amount that reflects the consideration the Company expects to receive. The Company applies the following five steps: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

The Company considers customer purchase orders, which in some cases are governed by master sales agreements, to be the contracts with a customer. For each contract, the Company considers the promise to transfer tangible products, software products and licenses, network roll-out, professional services and customer support, each of which are distinct, to be the identified performance obligations. In determining the transaction price, the Company evaluates whether the price is subject to any variable consideration, to determine the net consideration which the Company expects to receive. As the Company’s standard payment terms are less than one year, the contracts have no significant financing component. The Company allocates the transaction price to each distinct performance obligation, based on their relative standalone selling price. Revenue from tangible products is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied).

The revenues from customer support and extended warranty are recognized ratably over the contract period and the costs associated with these contracts are recognized as incurred. Revenues from network roll-out and professional services are recognized when the Company's performance obligation is satisfied, usually upon customer acceptance.

The Company accounts for rebates and stock rotations provided to customers as variable consideration, based on historical analysis of credit memo data, rebate plans and stock rotation arrangements, as a deduction from revenue in the period in which the revenue is recognized.

Inventory valuation. Our inventories are stated at the lower of cost or realizable net value. Cost is determined by using the moving average cost method. At each balance sheet date, we evaluate our inventory balance for excess quantities and obsolescence. This evaluation includes an analysis of slow-moving items and sales levels by product and projections of future demand. If needed, we write off inventories that are considered obsolete or excessive. If future demand or market conditions are less favorable than our projections, additional inventory write-offs may be required and would be reflected in cost of revenues in the period the revision is made.

Provision for credit loss. We are exposed to credit losses primarily through sales to customers. Our provision for credit loss methodology is developed using historical collection experience, current and future economic and market conditions and a review of the current balances status. The estimate of the amount of trade receivable that may not be collected is based on the geographic location of the trade receivable balances, aging of the trade receivable balances, the financial condition of customers and the Company’s historical experience with customers in similar geographies. Additionally, a specific provision is recorded for customers that have a higher probability of default.

Business Combination. We apply the provisions of ASC 805, “Business Combination,” and we allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer relationships, acquired technology and acquired trademarks from a market participant perspective, useful lives and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.

Results of Operations

The following table presents interim consolidated statement of operations data for the periods indicated and as a percentage of total revenues (in thousands of U.S. dollars).

	Six months ended June 30, 2025 (Unaudited)		Six months ended June 30, 2024 (Unaudited)
	$	%	$	%
Revenues	170,914	100.0	184,586	100.0
Cost of revenues	113,375	66.3	119,057	64.5
Gross profit	57,539	33.7	65,529	35.5
Operating expenses:
Research and development, net	15,581	9.1	17,232	9.3
Sales and Marketing	24,019	14.1	22,769	12.3
General and administrative	12,376	7.2	8,158	4.4
Restructuring and related charges	3,732	2.2	1,416	0.8
Acquisition- and integration-related charges	704	0.4	1,377	0.7
Total operating expenses	56,412	33.0	50,952	27.5
Operating income	1,127	0.7	14,577	7.9
Financial and other expenses, net	1,906	1.1	4,777	2.6
Taxes on income	1,468	0.9	1,564	0.8
Net income (loss)	(2,247)	1.3	8,236	4.5

Six months ended June 30, 2025, compared to six months ended June 30, 2024

Revenues totaled $170.9 million in the first six months of 2025 as compared to $184.6 million in the first six months of 2024, a decrease of $13.7 million, or 7.4%. Revenues in the India region increased to $67.7 million in the first six months of 2025, from $61.6 million in the first six months of 2024. Revenues in the North America region decreased to $44.4 million in the first six months of 2025, from $52.2 million in the first six months of 2024. Revenues in the North America region included E2E’s revenues for the first time (covering a five-month period). Revenues in the EMEA region decreased to $26.6 million in the first six months of 2025, from $33.9 million in the first six months of 2024. Revenues in the Latin America region decreased to $15.0 million in the first six months of 2025, from $19.9 million in the first six months of 2024. Revenues in the APAC region increased slightly to $17.2 million in the first six months of 2025, from $17.0 million in the first six months of 2024.

Cost of Revenues. Cost of revenues totaled $113.4 million in the first six months of 2025, compared to $119.1 million in the first six months of 2024, a decrease of $5.7 million, or 4.8%. The decrease was primarily attributed to a decrease of $5.6 million related to material costs, mainly resulted from the lower volume of revenues, a decrease of $1.8 million related to shipping and storage, and a decrease of $1.6 million related to inventory write-off, offset by an increase of $2.6 million in service costs, an increase of $0.6 million in acquired-intangible amortization, driven by the E2E acquisition, and an increase of $0.1 million in other production costs. Cost of revenues for the first six months of 2025 include E2E's expenses for the first time, covering a five-month period.

Gross Profit. In the first six months of 2025, gross profit decreased to $57.5 million, or 33.7% as a percentage of revenues, from $65.5 million, or 35.5% in the first six months of 2024. The decrease in gross profit is mainly attributed to the decrease in revenues, as well as changes in mixture.

Research and Development Expenses, Net. Research and development expenses, net, totaled $15.6 million in the first six months of 2025, compared to $17.2 million in the first six months of 2024, a decrease of $1.6 million, or 10.6%. The decrease was primarily attributed to lower salary and employee-related expenses of $1.4 million and a net decrease of $0.2 million in other research and development expenditures. As a percentage of revenues, research and development expenses, net, represent 9.1% and 9.3% in the first six months of 2025 and 2024, respectively. Research and development expenses, net, for the first six months of 2025 include E2E's expenses for the first time, covering a five-month period.

 Sales and Marketing Expenses. Sales and Marketing expenses totaled $24.0 million in the first six months of 2025, compared to $22.8 million in the first six months of 2024, an increase of $1.2 million, or 5.5%. This increase was primarily attributed to an increase of $1.1 million in salaries and related expenses, an increase of $0.2 million in depreciation costs, an increase of $0.1 million in amortization of acquired intangible assets attributed to the E2E Acquisition, and an increase of $0.1 million in other sales and marketing expenses, offset by a decrease of $0.3 million in agent commissions. As a percentage of revenues, sales and marketing expenses represent 14.1% and 12.3% in the first six months of 2025 and 2024, respectively. Sales and Marketing expenses for the first six months of 2025 include E2E's expenses for the first time, covering a five-month period.

 General and Administrative Expenses. General and administrative expenses totaled $12.4 million in the first six months of 2025, compared to $8.2 million in the first six months of 2024, an increase of $4.2 million, or 51.7%. The increase was primarily attributed to a change of $4.2 million in credit loss expenses. The change was mainly attributed to the fact that the first six months of 2024 included a $4.0 million benefit related to an initial collection under a $12 million debt settlement agreement with a single customer in Latin America. In addition, there was an increase of $0.7 million in information technology (IT) related costs, offset by a decrease of $0.4 million in salary and employee-related expenses, and a decrease of $0.3 million in other general and administrative expenses. As a percentage of revenues, general and administrative expenses represent 7.2% and 4.4% in the first six months of 2025 and 2024, respectively. General and administrative expenses for the first six months of 2025 include E2E's expenses for the first time, covering a five-month period.

          Restructuring and related charges. Restructuring and related charges totaled $3.7 million in the first six months of 2025 as compared to $1.4 million in the first six months of 2024, an increase of $2.3 million. The increase was primarily attributed to termination severance pay and other related costs for the impacted employees.

Acquisition- and integration-related charges. Acquisition- and integration-related charges totaled $0.7 million in the first six months of 2025 as compared to $1.4 million in the first six months of 2024, a decrease of $0.7 million. Acquisition- and integration-related charges include those expenses related to acquisitions that would otherwise not have been incurred by the Company, including professional and services fees, such as legal, audit, consulting, paying agent and other fees as well as incremental costs related to combining the Company with the acquired businesses, such as third-party consulting, facilities consolidation costs and other third-party services related to merging acquired entities’ systems and processes. The components of Acquisition- and integration-related expenses incurred in the first six months of June 2025 related to the E2E Acquisition, and the components of Acquisition- and integration-related expenses incurred in the first six months of 2024 related to the Siklu Acquisition.

Financial and other expenses, Net. Financial and other expenses, net, totaled $1.9 million in the first six months of 2025 as compared to $4.8 million in the first six months of 2024, a decrease of $2.9 million. The decrease was mainly attributable to a benefit of $2.1 million related to mark-to-market revaluation of acquisition-related holdback liabilities, a decrease of $0.5 million in interest expenses, and a net decrease of $0.3 million in exchange rate differences.

Taxes on income. Taxes on income totaled $1.5 million in the first six months of 2025 as compared to $1.6 million in the first six months of 2024, a decrease of $0.1 million. The decrease was mainly attributable to a decrease in deferred taxes of $0.4 million, offset by an increase of $0.2 million in respect of uncertain tax positions, and an increase of $0.1 million in current tax expenses.

Net income (loss). The Company had a net loss of $(2.2) million in the first six months of 2025 as compared to a net income of $8.2 million in the first six months of 2024, a change of $10.4 million. As a percentage of revenues, net (loss) was (1.3%) and 4.5% in the first six months of 2025 and 2024, respectively. The decrease was attributable primarily to lower revenues and gross profit and higher operating expenses, of which $4.0 million are related to credit loss benefit from a single customer in Latin America, in the first six months of 2024, offset by a reduction in financial and other expenses.

Liquidity and Capital Resources

As of June 30, 2025, we had approximately $29.2 million in cash and cash equivalents. As of December 31, 2024, we had approximately $35.3 million in cash and cash equivalents.

On June 27, 2024, the Company renewed a total credit line of $117.8 million with the banks for an additional two years (until June 30, 2026) while maintaining the facility dedicated to short-term loans on $77.0 million and reducing the facilities dedicated to bank guarantees to $40.8 million.

The Credit Facility is provided by a bank syndicate, with each bank agreeing severally (and not jointly) to make its agreed portion of the credit lines to us in accordance with the terms of the credit agreement. Such credit agreement includes a framework for joint decision-making powers by the banks. As of June 30, 2025, we had $56.5 million available under our credit facility in the form of loans and $24.5 million available in bank guarantees outstanding in respect of tender offer guarantees, financial guarantees, warranty guarantees and performance guarantees to our customers.

The Credit Facility contains financial and other covenants requiring that the Company maintains, among other things, minimum shareholders' equity value and financial assets, a certain ratio between its shareholders' equity (excluding total intangible assets and goodwill) and the total value of its assets (excluding total intangible assets and goodwill) on its balance sheet, a certain ratio between its net financial debt to each of its working capital and accounts receivable. As of June 30, 2025, the Company met all of its covenants.

The Credit Facility is secured by a floating charge over all Company's assets as well as several customary fixed charges on specific assets.

Net cash provided by operating activities was $13.4 million for the six months ended June 30, 2025. In the first six months of 2025, our cash provided by operating activities was predominantly affected by the following principal factors:

•	our net loss of ($2.2) million;

•	a $28.1 million decrease in trade receivable, net;

•	$7.0 million depreciation and amortization expenses;

•	$2.2 million share-based compensation expenses;

•	a $2.1 million decrease in operating lease right-of-use assets;

•	a $0.1 million decrease in inventory; and

•	a $0.1 million decrease in accrued severance pay and pensions, net.

These factors were offset mainly by:

•	a $18.1 million decrease in trade payables;

•	a $2.5 million decrease in accounts payable and accrued expenses;

•	a $2.3 million increase in other accounts receivables;

•	a $0.9 million decrease in operating lease liability; and

•	a $0.2 million decrease in deferred revenue.

Net cash provided by operating activities was $11.3 million for the six months ended June 30, 2024. In the first six months of 2024, our cash provided by operating activities was predominantly affected by the following principal factors:

•	our net income of $8.2 million;

•	a $8.5 million decrease in inventory;

•	$5.9 million depreciation and amortization expenses;

•	$2.5 million share-based compensation expenses;

•	a $0.5 million increase in trade payables and accrued liabilities; and

•	a $0.1 million loss from sale of property and equipment, net.

These factors were offset mainly by:

•	a $10.6 million increase in trade receivables and other accounts receivables;

•	a $2.9 million decrease in deferred revenue;

•	a $0.6 million decrease in accrued severance pay and pensions, net; and

•	a $0.3 million decrease in operating lease liability, net.

Net cash used in investing activities was approximately $15.7 million in the first six months of 2025, attributed to the purchase of property and equipment of $7.4 million, software development costs capitalize of $1.7 million and payments made in connection with business acquisitions, net of acquired cash of 6.6 million, compared to $8.9 million in the first six months of 2024 attributed to the purchase of property and equipment of $7.9 million and software development costs capitalize of  $1.0 million.

Net cash used in financing activities was approximately $4.0 million in the first six months of 2025, compared to net cash used in financing activities of $3.6 million in the first six months of 2024. In the first six months of 2025, our net cash used in financing activities was primarily due to $4.7 million repayments of bank credit and loans, net, offset by $0.7 million of proceeds from stock options exercise. In the first six months of 2024, our net cash used in financing activities was primarily due to $4.1 million repayments of bank credit and loans, offset by $0.5 million of proceeds from stock options exercise net.

Our capital requirements are dependent on many factors, including, among other things, working capital requirements to finance the business activity of the Company and the allocation of resources to research and development, marketing and sales activities. We may decide to raise capital if and when we may require it, subject to changes in our business activities.

We believe that current cash and cash equivalent balances, together with the credit facility available with the lenders, will be sufficient for our requirements through at least the next 12 months.